

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2023

Carlos Moreira
Chief Executive Officer
SEALSQ Corp
Avenue Louis-Casaï 58
1216 Cointrin, Switzerland

>   **Re: SEALSQ Corp**
>   **Draft Registration Statement on Form F-1**
>   **Submitted December 9, 2022**
>   **CIK No. 0001951222**

Dear Carlos Moreira:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted December 9, 2022

Cover Page

1. Disclose whether your spin-off distribution is contingent upon final approval of your NASDAQ listing on your cover page.

Market Data, page 3

2. We note that the prospectus includes market data based on information from third-party sources. Please tell us if you commissioned any of the industry or other data that you reference in the prospectus and, if so, file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or advise.

3.   We note your disclosure that you obtained some of the market and industry data included in the registration statement from publicly available information and industry publications and that you have not independently verified data this information. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.

Prospectus Summary, page 10

4.   Please revise your summary to present an objective description of the challenges and/or weakness of your business and operations. For example, you highlight your growth strategies and competitive strengths without equally prominent disclosure regarding your weaknesses.

Risk Factors, page 29

5.   Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks. Please revise to also describe the extent and nature of the role of the company's board of directors in overseeing cybersecurity risks, including in connection with your supply chain/suppliers/service providers.

6.   If material, please include a risk factor discussing if recent inflationary pressures have materially impacted your operations and identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impacts to the company. Also identify actions planned or taken, if any, to mitigate inflationary pressures.

Our supply chain depends on third-party suppliers..., page 35

7.   We note your disclosure that your supply chain depends on third-party suppliers. If material, please revise to include a description of the material terms of your agreements with those suppliers.

We derive a significant amount of our revenues..., page 46

8.   We note that for the year ended December 31, 2021, your ten largest customers accounted for 83% of your revenue. To the extent your business is materially dependent on a customer, please revise to disclose the material terms of any agreements you have with such customer.

The dual class structure of our shares features..., page 47

9.   We note your disclosure that certain provisions of your Amended and Restated Memorandum and Articles of Association are novel or otherwise not common among other corporations. Please revise to provide a more detailed discussion of these provisions or provide a cross-reference to a more detailed discussion.

Capitalization, page 50

10.   Please consider removing the Capitalization Table as you are effecting a Spin-off Distribution and are not raising capital from this transaction or explain to us why you believe its presentation is necessary.

Unaudited Pro Forma Condensed Combined Financial Information, page 51

11.   We note the pro forma financial information has been presented to illustrate the combination of SEALSQ and the Semiconductor Group as a reverse acquisition that qualifies as a recapitalization. As both entities are controlled by WiseKey International Holdings, please revise your pro forma introductory paragraph and the notes to the pro forma financial statements to describe the recapitalization as a transaction between entities under common control and revise your presentation accordingly.

12.   You disclose that the pro forma financial information give effect to transaction accounting adjustments that reflect the entries that are (i) directly attributable to the combination and (ii) factually supportable. Please revise the disclosures and, if applicable, the related pro forma adjustments to comply with the updated guidance in Article 11-02(a)(6) of Regulation S- X and Section II.D of SEC Release 33-10786.

13.   Please remove all unaudited pro forma balance sheets other the most recent interim period ended on June 30, 2022.

14.   Please revise your unaudited pro forma financial statements to include a column for SEALSQ from date of inception to June 30, 2022.

15.   Your pro forma earnings per share does not appear to reflect the Consideration Shares issued by SEALSQ. Please revise to reflect those shares in your weighted average number of shares used in your pro forma earnings per shares calculation, or explain why you do you believe such revision should be made. In this regard, please also disclose how you determined the weighted average number of shares used in your calculation.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

16.   We note your $44 million backlog of customer orders. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

17.   We note your disclosure on page 69 that you have undertaken several initiatives to increase revenue, including entering into new strategic partnerships. To the extent material, please disclose the terms of those strategic partnerships and any related agreements.

Liquidity and Capital Resources, page 61

18.   Update the Liquidity and Capital Resources section in MD&A to disclose all current material debt of the company. Additionally, update the material contracts section on page 94 to disclose the current status of your material contracts, including your revolving credit agreement and other debt agreements.

19.   We note that the SEALSQ Group holds a credit line with WISeKey that undertakes to provide support for its future cash requirements to enable it to meet its commitments for the foreseeable future. Please revise to disclose the maximum amount you can withdraw from the credit line. If the maximum amount has not been established, please state as such in your disclosure.

Business, page 77

20.   Please revise the description of your business to further discuss your cryptography business. Discuss whether your business is or will be dependent on a blockchain that you did not develop. If so, please revise to describe those blockchains and the risks and challenges related to such reliance; if not, please describe the risks related to developing and maintaining your own blockchain, if applicable. Please also disclose (i) the material terms and characteristics of your non-fungible tokens ("NFTs") and any other digital asset that you issue or use, including the process by which the NFTs and any other digital assets will be distributed to users and the risks to your users of holding the digital assets (e.g., any risks and challenges related to the storage or custody of the private key(s) granting access to the digital assets, such as the threat of a cybersecurity breach).

21.   Please revise your business section to provide a discussion of the sources and availability of raw materials. Refer to Item 4.B.4 of Form 20-F.

Business

Background and Purpose of the Spin-Off Distribution, page 79

22.   We note that you engaged an independent third-party to assist with the valuation services. Revise to disclose the name of the expert and file a consent as an exhibit to the registration statement. Refer to Question 233.02 of the Securities Act Rules Compliance and Disclosure Interpretations.

23.   Please substantially revise this section to describe the independent valuation report and the projections included therein. Disclose the material assumptions underlying the valuation report and projections in addition to the limitations of the projections, including, as applicable, assumptions with respect to general business, economic, regulatory, market and financial conditions and other factors. Please revise to describe such assumptions with specificity and quantify where practicable. Ensure your revisions adequately explain (i) why the basis of the projections is reasonable (ii) the basis of the projections beyond year three and (iii) the reasonableness of the assumptions underlying your projected long-term growth rates. Please disclose any other information to facilitate investor understanding of the basis for, and limitations of, the valuation report and projections.

Service of Process and Enforcement of Civil Liabilities, page 134

24.   We note your disclosure here and on page 2 regarding service of process and enforcement of civil liabilities. Please disclose these risks in a separate risk factor.

Index to Consolidated Financial Statements, page F-1

25.   We note audited financial statements of the registrant, SEALSQ Corp have been omitted. A foreign private issuer that has been in existence less than a year must include an audited balance sheet that is no more than nine months old. If the foreign private issuer has commenced operations, audited statements of comprehensive income, stockholders' equity and cash flows for the period from the date of inception to the date of the audited balance sheet also are required. Please provide audited financial statements of the registrant.

Exhibits

26.   Please file the following agreements or explain why you are not required to do so:
    •   Employee Share Option Plan;
    •   Debt Remission Agreement; and
    •   Separation Agreements.

General

27. Please tell us why WISeKey International Holding AG is not named as a selling
     shareholder and a statutory underwriter under Section 2(a)(11) of the Securities Act.
     Refer to the Commission's guidance in Staff Legal Bulletin No. 4 (CF) dated September
     16, 1997.

28. Please disclose whether and how your business segments, products, lines of service,
     projects, or operations are materially impacted by supply chain disruptions, especially in
     light of Russia's invasion of Ukraine or in light of the effectiveness of the UFLPA. For
     example, discuss whether you have or expect to:
     • suspend the production, purchase, sale or maintenance of certain items due to a lack
       of raw materials, parts, or equipment; inventory shortages; reduced headcount; or
       delayed projects;
     • experience labor shortages that impact your business;
     • experience cybersecurity attacks in your supply chain;
     • experience higher costs due to constrained capacity or increased commodity prices or
       challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or
       other raw material sourced from Russia, Belarus, or Ukraine or cotton, polysilicon,
       lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced
       from Western China);
     • experience surges or declines in consumer demand for which you are unable to
       adequately adjust your supply;
     • be unable to supply products at competitive prices or at all due to export
       restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among
       countries; or
     • be exposed to supply chain risk in light of Russia's invasion of Ukraine, the
       effectiveness of the UFLPA and/or related geopolitical tension or have sought to "de-
       globalize" your supply chain.
     Explain whether and how you have undertaken efforts to mitigate the impact and where
     possible quantify the impact to your business.

     You may contact Eiko Yaoita Pyles at (202) 551-3587 or Jean Yu at (202) 551-3305 if
you have questions regarding comments on the financial statements and related matters. Please
contact Patrick Fullem at (202) 551-8337 or Evan Ewing at (202) 551-5920 with any other
questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Manufacturing

cc: Herman H. Raspé